YUKON-NEVADA GOLD CORP. ANNOUNCES NEW CEO AND COO

Vancouver, BC – May 22, 2009 -- Yukon-Nevada Gold Corp. (Toronto Stock Exchange: YNG; Frankfurt Xetra Exchange: NG6) announces that the Board of Directors has appointed Robert F. Baldock, CA(M), FCPA, FCMC to the position of President and CEO and Graham C. Dickson, B.Sc. A.R.C.S. to the position of COO.

Mr. Baldock joined the Board of Directors of Yukon-Nevada Gold Corp. (“YNG”) on April 17, 2009. Mr. Baldock is an experienced mining executive as well as being a qualified and experienced accountant with over 30 years of hands-on management of public and private corporations across a wide range of industries, focused on the mining industry. Mr. Baldock commented, “I am very pleased to join the YNG team and look forward to the tremendous opportunity to grow this company in to a significant operating asset for the shareholders of the Company.”

Mr. Baldock is the former co-founder and Managing Director and subsequently Executive Chairman of Golconda Minerals N.L. Group of Mining Companies listed on the ASX, NASDAQ and Stuttgart Stock Exchanges. He was also President of a controlled subsidiary, Nevada Goldfields Corporation, listed on the TSX, Toronto, NASDAQ, USA and Stuttgart Stock Exchanges. Mr. Baldock's role with the Golconda Group also included the role of Managing Director of Duketon Exploration Limited, listed on the ASX. During Mr. Baldock's period of tenure he had the overall responsibility of raising the initial capital and using the raised capital and cash flow from the newly established gold operations to oversee the design, construction, commission and operation of six mineral processing plants and gold producing projects.

Mr. Dickson has been working in the Mining Industry in North America for the last 25 years. He was most recently the founder, CEO and President of YGC Resources Ltd which evolved into Yukon-Nevada Gold Corp. He has acted as general manager of a turnkey construction company for gold milling facilities in remote locations, including the Snip Mill for Cominco Ltd., Golden Patricia Mill for Bond Gold and Seabee Mill for Claude Resources. Before joining YNG, Mr. Dickson served in various capacities with BYG Natural Resources Ltd., which had an operating gold mine in the Yukon Territory and as General Manager of the General Contractor Mr. Dickson completed the surface facilities, for Bema Gold's Julietta mine in Far East Russia, ahead of schedule and under budget.

Mr. Dickson stated, “I welcome the addition of Bob Baldock to the senior management of the company in his role as CEO. His skills, experience and qualifications will be a formidable asset at this point in the company’s growth.”

Yukon-Nevada Gold Corp. is a North American gold producer in the business of discovering, developing and operating gold deposits. The Company holds a diverse portfolio of gold, silver, zinc and copper properties in the Yukon Territory and British Columbia in Canada and in Arizona and Nevada in the United States. The Company's focus has been on the acquisition and development of late stage development and operating properties with gold as the primary target. Continued growth will occur by increasing or initiating production from the Company's existing properties.

Yukon-Nevada Gold Corp.	CHF Investor Relations
Nicole Sanches	Jacqueline Wagenaar
Investor Relations Manager	Account Manager
Tel: (604) 688-9427	Tel: (416) 868-1079 ext. 289
Email: nicole@yngc.ca	Email: jacqueline@chfir.com
www.yukon-nevadagold.com	www.chfir.com

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WARNING: The Company relies upon litigation protection for "forward-looking" statements.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.